Exhibit 1

FOR IMMEDIATE RELEASE	3 SEPTEMBER 2018

WPP plc

Appointment of Mark Read as Chief Executive Officer

WPP plc today announces the appointment of Mark Read as Chief Executive Officer and his appointment to the Board of WPP as an Executive Director with immediate effect.

Roberto Quarta, Chairman of WPP, said: “The Board carried out a rigorous selection process, assessing internal and external candidates. That process, alongside Mark’s wise and effective stewardship of the business in the last few months, left us with no doubt that he is the right leader for this company, and we are delighted to announce the Board’s unanimous decision to appoint him as Chief Executive Officer of WPP.

“Recognised for his leadership throughout the industry, he has an intimate understanding of the business, he enjoys very strong internal support, and he has earned the respect and endorsement of our clients with his constant focus on their needs. He has played a central role in many of WPP’s most successful investments and initiatives, and he has deep experience at board and operational level. Most recently, Mark led the transformation of Wunderman into one of the world’s top digital agencies, and he understands the importance of culture in creating successful organisations. In short, he is in every way a 21st-century CEO.

“WPP is a world leader in communications services. The priority for the Board and the task ahead for Mark and the new management team is to build on this position of strength, while pursuing a clear vision for change and value creation.”

Mark Read said: “WPP is a great company with exceptional people and strong relationships with clients who place a high value on our work. Few organisations have our global reach – 130,000 people delivering results for clients in 112 different countries. Fewer still have our powerful combination of creativity and expertise in technology and data.

“Our industry is going through a period of structural change, not structural decline, and if we embrace that change we can look ahead to an exciting and successful future. Our mission now is to release the full potential that exists within the company for the benefit of our clients, to accelerate our transformation and simplify our offering, and to position WPP for stronger growth.

“To achieve that we need to foster a culture that attracts the best and brightest: inclusive, respectful, collaborative, diverse. What makes our company special is its people, and I am very proud to have been given the chance to build a new WPP with them.”

Roberto Quarta has resumed his role as Non-Executive Chairman on the appointment of Mark Read as Chief Executive Officer.

Andrew Scott will continue in his role as Chief Operating Officer of WPP on a permanent basis as a key member of the senior management team. The Board would like to thank him for his efforts, alongside Mark and the rest of the executive team, during a period of significant change for WPP.

Remuneration

Mark Read will be paid in accordance with the Compensation Policy approved by share owners on 7 June 2017, as set out in the 2016 Annual Report.

•	Annual Salary of £975,000.

•	Annual Bonus of up to 250% of salary with mandatory deferral of at least 40% of bonus into shares deferred for a two-year period.

•	LTIP award of 350% of salary. Performance will be measured over a five-year period using measures in line with our Compensation Policy.

•	A cash allowance of 20% of salary, less employers’ national insurance, in lieu of pension.

•	A benefits allowance of £35,000 per annum to cover health, risk and other benefits.

His contract of employment contains restrictive covenants including an industry non-compete, a non-deal with clients and a non-poach and non-employ of key WPP individuals.

Ends

This announcement contains inside information.

Contact

Chris Wade, WPP

+44 (0)20 7408 2204

Richard Oldworth, Buchanan Communications

+44 (0)7710 130 634 / +44 (0)20 7466 5000

Mark Read biography

Mark Read, 51, was appointed Chief Executive Officer of WPP on 3 September 2018.

Mark has held multiple leadership positions across the company, including nine years as an Executive Director of WPP plc. For 12 years, as Head of Strategy and then CEO of WPP Digital, he was responsible for the company’s digital development, including the move into technology through the acquisition of 24/7 Real Media, the creation of digital network POSSIBLE and the launch of Stream, WPP’s celebrated “unconference”.

In 2015, he was appointed Global CEO of Wunderman, where he transformed the network into one of the world’s leading customer-focused digital agencies. Wunderman is among WPP’s largest businesses, with more than 10,000 people in 200 offices across 70 countries and clients including Microsoft, Dell, Shell, BT and Adidas.

In April 2018 he was named joint Chief Operating Officer of WPP, with responsibility for clients, operating companies and people.

Earlier in his career, Mark co-founded and developed internet start-up WebRewards. He also specialised in the media and marketing industries as a principal at consultancy Booz Allen & Hamilton, having started his career at the WPP parent company working on corporate development.

Mark has an MBA from INSEAD and an Economics degree from Trinity College, Cambridge University, and was a Henry Fellow at Harvard University. He is the Chairman of the Natural History Museum Digital Council. Wired magazine ranked him as one of the Top 25 Digital Influencers in Europe in 2014 and he was named The Drum’s Digital Individual of the Year in 2015 and 2017.

He lives in London with his wife and two children.